Exhibit 99.1

FOR RELEASE October 9, 2017

China Biologic Receives Approval for Commercial Manufacturing of Human Fibrinogen

BEIJING, China – October 9, 2017 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced that Shandong Taibang Biological Products Co., Ltd. (“Shandong Taibang”), the Company’s majority-owned subsidiary, has received approval from the China Food and Drug Administration (the “CFDA”) for commercial manufacturing of human fibrinogen (“Fibrinogen”) at its facility in Shandong Province. The Company expects that Shandong Taibang will receive the good manufacturing practice certificate issued by CFDA within a month and commence commercial production immediately thereafter, and expects the first batch of products to be released to market by the end of 2017.

Human fibrinogen is mainly used to treat (a) congenital fibrinogen reduction or deficiency and (b) acquired fibrinogen deficiency associated with serious liver damage, cirrhosis, disseminated intravascular coagulation or coagulation disorder resulting from the lack of fibrinogen related to postpartum hemorrhage, major surgery, trauma, or acute bleeding. China Biologic began pre-clinical research for Fibrinogen in 2008 and received approval to begin Phase III clinical trials for Fibrinogen in 2012. The CFDA completed on-site inspection of Shandong Taibang’s production facility in late 2016 and completed on-site clinical data inspection at various hospitals that carried out the phase III clinical trials during the second quarter of 2017.

Mr. David (Xiaoying) Gao, Chairman and Chief Executive Officer of China Biologic, commented, “We are very excited to receive this long-awaited approval from the CFDA to launch our Fibrinogen production. Fibrinogen products have been in short supply in China over the last several years with prices experiencing significant increases since the NDRC lifted price-ceiling controls in early 2015. We believe our newly launched Fibrinogen products with our applied patent manufacturing process will address under-supplied market conditions and offer premium quality treatment to congenital fibrinogen deficiency and acquired fibrinogen deficiency patients. We expect to see meaningful profit contribution from Fibrinogen in 2018 and are confident our Fibrinogen products will solidify our leadership in the China coagulation market and unlock significant market growth potential over the long term.”

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Among other things, the Company’s plans regarding the production and sale of human fibrinogen products and the management’s quotations in this news release contain forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, potential delay or failure to obtain the good manufacturing practice certificate from the CFDA, potential inability to achieve the expected production capacities, potential change in market demand for human fibrinogen and other plasma products, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Phone: +86-10-6598-3099

Email: ir@chinabiologic.com

ICR Inc.

Mr. Bill Zima

Phone: +86-10-6583-7511 or +1-646-405-5191

E-mail: bill.zima@icrinc.com